Exhibit 99.1

Nova Commences Key Mining and Processing Equipment Procurement to Expediate Antimony Production

Anchorage Alaska, October 28, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that it has commenced procurement of critical mining and processing equipment for its Estelle starter antimony mining operations and associated downstream antimony refinery at the deep-water Port Mackenzie, Alaska, with first production of military-grade antimony trisulfide targeted for 2026/27.

Highlights

●	Nova has commenced procurement of critical mining and processing equipment for its Estelle starter antimony mining operations and associated downstream antimony refinery at the deep-water Port Mackenzie, Alaska, with first production of military-grade antimony trisulfide targeted for 2026/27.

●	Robust balance sheet with access to approximately A$83.0M in funding comprising of, A$17.5M in cash, and a US$43.4M (A$65.5M) 24-month award from the U.S. Department of War to support antimony production in Alaska, which we believe provide a solid foundation to advance its strategic objectives. These resources are expected to ensure the Company is well-funded to execute its ambitious antimony and gold development programs without delay.

●	Front End Engineering Design (FEED), and logistics studies are advancing in parallel and nearing completion, finalizing key operational parameters. These efforts align with the DoW award and U.S. national defense priorities, positioning Nova as a strategic contributor to the domestic critical minerals supply chain.

●	Key equipment purchases include:

1.	Mining fleet for onsite operations (Figure 1).

2.	Crusher and screening plant (Figure 1).

3.	Ore sorters to be installed at both the Whiskey Bravo camp and Port Mackenzie refinery sites (Figure 1).

●	Additional processing infrastructure, including a mill, flotation, and gravity circuits, is also currently being procured for transport to site via the snow road in early 2026.

●	Onsite ore sorters and concentration circuits to be utilized to process the stibnite stockpiles already at camp for near term antimony production.

●	Nova continues to attract interest from other antimony projects seeking offtake agreements beyond the Estelle Project’s stockpiles, and is advancing discussions with strategic partners to secure additional antimony supply.

●	With key mining and processing equipment secured for near-term delivery, zoned industrial land, strong government support, and established infrastructure at the Port Mackenzie proposed refinery site, we believe that Nova is well positioned as the sole emerging, fully integrated U.S. antimony producer.

●	2025 drilling and surface sampling programs have been completed with all assays pending. An updated Mineral Resource Estimate (MRE) will commence once results are received, aimed at further expanding and defining Nova’s multi-million ounce gold resource base.

All equipment is scheduled for delivery in the coming months, ahead of transportation to site via the snow road in January 2026.

Equipment purchases include two ore sorters, following successful ore sorting test work which demonstrated strong potential for onsite recovery and upgrading of antimony ore. A 500 kg Styx sample achieved 60.3% antimony recovery in 26.1% of the mass from a single pass, increasing the feed grade from 15.2% to 35.2% Sb — a 2.3-fold improvement (ASX Announcement: 8 August 2025).

One ore sorter will be installed at the Whiskey Bravo camp to process stibnite ore stockpiled during the current field season, producing a concentrate suitable for feed to the downstream refinery at Port MacKenzie. The second ore sorter will be located at the proposed Port MacKenzie refinery site to potentially upgrade feedstock from other prospective antimony offtake sources currently under discussion.

These mining and processing equipment purchases are expected to further advance Nova’s strategy to fast-track the establishment of a fully integrated U.S. domestic antimony supply chain centred at Port MacKenzie, Alaska.

Nova CEO, Mr Christopher Gerteisen, commented: “Nova is rapidly progressing to become a fully-integrated domestic producer of military-grade antimony. As a leader in this critical sector, we are focused on securing a robust domestic supply chain for this vital defence material. Fuelled by a non-dilutive US$43.4 million award from the U.S. Department of War, we are currently procuring mining and processing equipment expected for delivery in January 2026. We’re currently ahead of schedule, moving towards our first expected production by 2026/27 with urgency.

We expect these assets will allow us to begin processing stibnite stockpiles from Estelle into high-value concentrate with further refining at our Port Mackenzie facility. Bolstered by Port Mac district commercial industrial-zoned land, unwavering federal, state and local government support, and surging demand from partners offering us further feedstock, we believe that Nova is well positioned to be a leader as one of the nation’s antimony producers.

We have built a strong committed team over the years and continue to add experience, all aligned to seize the opportunity to cement Nova’s first mover advantage. While we move the company towards production, we are also striving to foster America’s antimony independence.

In parallel, our exploration team continues to advance the broader Estelle Gold Project, with the 2025 drilling and sampling programs now complete and assays pending. The forthcoming Mineral Resource Estimate update is expected to further demonstrate the scale and quality of Nova’s growing gold and antimony portfolio in Alaska.”

Crush/screen plant

Haul trucks

Steinert XRT ore sorters

Figure 1: Example of some of the mining and processing equipment which Nova has now procured for delivery in the coming months

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: XTIA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196